Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated March 6, 2019 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Results of Operations
Production

	2018	2017	% Change
Crude oil (bbls/d)	140,298	139,996	—
NGLs (bbls/d)	19,805	18,250	9
Natural gas (mcf/d)	108,376	106,599	2
Total (boe/d)	178,166	176,013	1
Crude oil and NGLs (%)	90	90	—
Natural gas (%)	10	10	—
Total (%)	100	100	—
The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2018	2017	% Change
Williston Basin	102,624	103,070	—
Southwest Saskatchewan	39,913	41,737	(4)
Uinta Basin	22,640	18,040	25
Other	12,989	13,166	(1)
Total	178,166	176,013	1
Total production remained relatively consistent in 2018 compared to 2017, as the impact of non-core dispositions in Canada and natural declines was largely offset by new production added through the Company's capital development program and growing production in the United States. Natural gas liquids ("NGLs") volumes increased mainly due to additional wells drilled in the year and processing efficiencies realized through expanded infrastructure.
The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
In the year ended December 31, 2018, the Company drilled 755 (605.4 net) wells, focused primarily in the Williston Basin, southwest Saskatchewan and the Uinta Basin.
Exhibit 1

CRESCENT POINT ENERGY CORP.	1

Marketing and Prices

Average Selling Prices (1)	2018	2017	% Change
Crude oil ($/bbl)	69.43	59.05	18
NGLs ($/bbl)	33.66	27.80	21
Natural gas ($/mcf)	2.25	2.61	(14)
Total ($/boe)	59.78	51.43	16
(1) The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2018	2017	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	64.78	50.95	27
WTI crude oil (Cdn$/bbl)	83.91	66.08	27
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(10.75)	(4.04)	166
FOS crude oil (Cdn$/bbl) (3)	(25.65)	(13.73)	87
Wax crude oil (US$/bbl) (4)	(8.97)	(4.75)	89
UHC crude oil (US$/bbl) (5)	(2.39)	0.15	(1,693)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	1.50	2.15	(30)
AECO monthly index natural gas (Cdn$/mcf)	1.53	2.42	(37)
NYMEX natural gas (US$/mmbtu) (7)	3.08	3.11	(1)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.772	0.771	—

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	FOS refers to the Fosterton crude oil price, which typically receives a premium to Western Canadian Select ("WCS") prices.

(4)	Wax crude oil is based on posted yellow wax prices in Salt Lake City. Black wax pricing is relatively consistent with yellow wax.

(5)	UHC refers to the Sweet at Clearbrook crude oil price.

(6)	AECO refers to the Alberta Energy Company natural gas price.

(7)	NYMEX refers to the New York Mercantile Exchange natural gas price.
WTI benchmark price increased 27 percent in 2018, reflecting geopolitical fears and potential supply disruptions. U.S. sanctions on Iran and OPEC cuts from Saudi Arabia and Russia, as well as declines in Venezuela helped ease global oil supply and bring back balance to the market.
Canadian natural gas prices weakened in 2018 with the AECO daily benchmark price decreasing 30 percent compared to 2017. The decrease was due to increased production of liquid rich plays in northeast British Columbia and northwest Alberta, which came with an increase in natural gas production flooding the Alberta market with limited increases in export capacity.
U.S. natural gas prices remained relatively consistent with the average NYMEX benchmark price decreasing only 1 percent due to increased LNG exports throughout 2018.

CRESCENT POINT ENERGY CORP.	2

Exhibit 2

(1)	Utah production is priced at a negotiated discount to WTI.
The Company's crude oil production is exposed to differentials primarily based on the geography and quality of its production base. For the year ended December 31, 2018, 45 percent of the Company's crude oil production was in southeast Saskatchewan and was exposed to LSB crude oil pricing. 21 percent of the Company's crude oil production was in southwest Saskatchewan, weighted to medium crude oil, and was exposed to FOS crude oil pricing. 13 percent of the Company's crude oil production was in the Uinta Basin, priced at a negotiated discount to WTI that is primarily based on yellow and black wax posted prices. 9 percent of the Company's crude oil production was in North Dakota, exposed to UHC crude oil pricing. The remainder of the Company's crude oil production was exposed to Alberta-indexed crude oil pricing.
Canadian crude oil differentials widened in 2018 due to increased oil supply in Western Canada and lack of adequate pipeline and rail capacity. In the U.S., yellow and black wax differentials widened due to increased production in the Uinta Basin and periodic, temporary outages in the Salt Lake City refining complex. The Company's 2018 corporate oil differential widened with these market differentials. However, Crescent Point's realized pricing was stronger than Canadian index prices due to the quality and location of its production. Additionally, the Company was not affected by the Alberta government's mandatory production curtailment.
For the year ended December 31, 2018, the Company's average selling price for crude oil increased 18 percent from 2017, primarily as a result of a 27 percent increase in the US$ WTI benchmark price, partially offset by a wider corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the year ended December 31, 2018 was $14.48 per bbl compared to $7.03 per bbl in 2017.
The Company's average selling price for NGLs in 2018 increased 21 percent from $27.80 per bbl to $33.66 per bbl. Average selling prices for NGLs were impacted by the strengthening of propane, butane and condensate prices resulting from the increases in crude oil prices and offshore propane exports.
The Company's average selling price for natural gas in 2018 decreased 14 percent from $2.61 per mcf to $2.25 per mcf, primarily as a result of the 30 percent decrease in the AECO benchmark price, partially offset by growth in U.S gas production which is exposed to NYMEX pricing.

CRESCENT POINT ENERGY CORP.	3

Exhibit 3
Exhibit 4
Exhibit 5

CRESCENT POINT ENERGY CORP.	4

Exhibit 6
Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and in fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. For commodities, Crescent Point's risk management program allows for hedging a forward profile of up to 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point also hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of up to 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company can deliver crude oil through its various rail terminals to provide access to diversified markets and pricing. See Note 25 - "Financial Instruments and Derivatives" in the annual consolidated financial statements for the year ended December 31, 2018 for additional information on the Company's derivatives.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current period are fair valued. The change in fair value from the previous period represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the period, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the period, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the realized derivative gains (losses) on crude oil and natural gas derivative contracts:

($ millions, except volume amounts)	2018	2017	% Change
Average crude oil volumes hedged (bbls/d) (1)	79,066	57,196	38
Crude oil realized derivative gain (loss) (1)	(276.7)	89.5	(409)
per bbl	(5.40)	1.75	(409)
Average natural gas volumes hedged (GJ/d) (2)	33,973	41,356	(18)
Natural gas realized derivative gain	16.9	11.7	44
per mcf	0.43	0.30	43
Average barrels of oil equivalent hedged (boe/d) (1)	84,432	63,729	32
Total realized derivative gains (losses) (1)	(259.8)	101.2	(357)
per boe	(4.00)	1.58	(353)

(1)
The crude oil realized derivative gain in 2017 includes realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
The Company recorded a total realized derivative loss of $259.8 million for the year ended December 31, 2018, compared to a total realized derivative gain of $101.2 million in 2017.
The Company's realized derivative loss for crude oil was $276.7 million for the year ended December 31, 2018, compared to a realized derivative gain of $89.5 million in 2017. The realized derivative loss in 2018 was largely attributable to the increase in the Cdn$ WTI benchmark price, partially offset by the increase in the Company's average derivative crude oil price. During the year ended December 31, 2018, the Company's average derivative crude oil price increased by 6 percent or $3.95 per bbl, from $70.37 per bbl in 2017 to $74.32 per bbl in 2018.
Crescent Point's realized derivative gain for gas was $16.9 million for the year ended December 31, 2018, compared to $11.7 million in 2017. The increased realized derivative gain in 2018 was largely attributable to the decrease in the AECO monthly index price, partially offset by the decrease in the Company's average derivative gas price and gas volumes hedged. During the year ended December 31, 2018, the Company's average derivative gas price decreased by 9 percent or $0.27 per GJ, from $3.09 per GJ in 2017 to $2.82 per GJ in 2018.
Exhibit 7
The following is a summary of the Company's unrealized derivative gains (losses):

($ millions)	2018	2017	% Change
Crude oil	216.1	(20.1)	(1,175)
Natural gas	(12.7)	25.6	(150)
Interest	(4.0)	7.4	(154)
Power	—	0.6	(100)
Cross currency	236.7	(175.3)	(235)
Foreign exchange	3.3	(1.8)	(283)
Total unrealized derivative gains (losses)	439.4	(163.6)	(369)

CRESCENT POINT ENERGY CORP.	6

The Company recognized a total unrealized derivative gain of $439.4 million for the year ended December 31, 2018 compared to an unrealized derivative loss of $163.6 million in 2017, primarily due to a $216.1 million unrealized derivative gain on crude oil contracts compared to a $20.1 million unrealized derivative loss in 2017. The unrealized crude oil derivative gain for the year ended December 31, 2018 was primarily attributable to the maturity of out-of-the-money contract months and the decrease in the Cdn$ WTI and US$ WTI forward benchmark prices at December 31, 2018 compared to December 31, 2017.
The total unrealized derivative gain was also attributable to a $236.7 million unrealized derivative gain on cross currency swaps ("CCS") compared to a $175.3 million unrealized derivative loss in 2017. The unrealized CCS derivative gain for the year ended December 31, 2018 was primarily the result of the weaker forward Canadian dollar at December 31, 2018 compared to December 31, 2017. The unrealized CCS derivative loss for the year ended December 31, 2017 was primarily the result of the stronger forward Canadian dollar at December 31, 2017 compared to December 31, 2016.
Exhibit 8
(1) Includes oil and gas contracts.
Oil and Gas Sales

($ millions) (1)	2018	2017	% Change
Crude oil sales	3,555.3	3,017.2	18
NGL sales	243.3	185.2	31
Natural gas sales	88.9	101.5	(12)
Total oil and gas sales	3,887.5	3,303.9	18

(1)	Oil and gas sales are reported before realized derivatives.
Crude oil sales increased 18 percent in the year ended December 31, 2018, from $3.02 billion in 2017 to $3.56 billion in 2018, primarily due to the 18 percent increase in realized prices.
NGL sales increased 31 percent in the year ended December 31, 2018 compared to 2017, primarily due to the 21 percent increase in realized NGL prices, and the 9 percent increase in NGL production.
Natural gas sales decreased 12 percent in the year ended December 31, 2018 compared to 2017, primarily due to the 14 percent decrease in realized natural gas prices, driven by the decrease in the AECO daily benchmark price, partially offset by the 2 percent increase in natural gas production.

CRESCENT POINT ENERGY CORP.	7

Exhibit 9
Royalties

($ millions, except % and per boe amounts)	2018	2017	% Change
Royalties	592.4	472.2	25
As a % of oil and gas sales	15	14	1
Per boe	9.11	7.35	24
Royalties increased 25 percent in the year ended December 31, 2018 compared to 2017, largely due to the 18 percent increase in oil and gas sales. Royalties as a percentage of oil and gas sales increased by 1 percent for the year ended December 31, 2018 primarily due to growing revenues in the United States with higher associated royalty burdens.
Exhibit 10
Operating Expenses

($ millions, except per boe amounts)	2018	2017	% Change
Operating expenses	853.8	807.2	6
Per boe	13.13	12.56	5
Operating expenses per boe increased 5 percent in the year ended December 31, 2018 compared to 2017. Overall maintenance activity levels increased in 2018 in conjunction with stronger commodity prices, resulting in higher labour, trucking, chemical and repairs and maintenance costs. In addition, increases in Saskatchewan power rates contributed to higher operating costs.

CRESCENT POINT ENERGY CORP.	8

Exhibit 11
Transportation Expenses

($ millions, except per boe amounts)	2018	2017	% Change
Transportation expenses	131.7	133.8	(2)
Per boe	2.02	2.08	(3)
Transportation expenses per boe decreased in the year ended December 31, 2018 compared to 2017 primarily due to growing production in the United States which have lower associated transportation expenses.
Exhibit 12

CRESCENT POINT ENERGY CORP.	9

Netback

	2018	2017
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	59.78	51.43	16
Royalties	(9.11)	(7.35)	24
Operating expenses	(13.13)	(12.56)	5
Transportation expenses	(2.02)	(2.08)	(3)
Operating netback (1)	35.52	29.44	21
Realized gain (loss) on derivatives	(4.00)	1.58	(353)
Netback (1)	31.52	31.02	2

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.

The Company's operating netback for the year ended December 31, 2018 increased 21 percent to $35.52 per boe from $29.44 per boe in 2017. The increase in the Company's operating netback was primarily the result of the increase in average selling price and the decrease in transportation expenses, partially offset by the increases in royalties and operating expenses. The increase in the Company's netback was the result of the increase in the operating netback, partially offset by the loss on commodity derivatives.
Exhibit 13

CRESCENT POINT ENERGY CORP.	10

Exhibit 14
General and Administrative Expenses

($ millions, except per boe amounts)	2018	2017	% Change
General and administrative costs	162.2	136.4	19
Capitalized	(40.3)	(38.4)	5
Total general and administrative expenses	121.9	98.0	24
Transaction costs	(5.1)	(3.7)	38
General and administrative expenses	116.8	94.3	24
Per boe	1.80	1.47	22
General and administrative ("G&A") expenses increased $22.5 million or 24 percent in the year ended December 31, 2018 compared to 2017, primarily due to non-recurring severance costs of $19.1 million from an organizational restructuring, which resulted in a 17 percent decrease in the Company's workforce. In addition, increased shareholder costs and lower overhead recoveries also contributed to the increase in G&A expenses.
G&A expenses per boe increased 22 percent in the year ended December 31, 2018 compared to 2017. The increase was due to the increase in total G&A as noted above, partially offset by slightly higher production volumes.
Transaction costs incurred in the year ended December 31, 2018 relate primarily to major and minor property acquisitions and dispositions. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 15

CRESCENT POINT ENERGY CORP.	11

Interest Expense

($ millions, except per boe amounts)	2018	2017	% Change
Interest expense	184.4	162.3	14
Per boe	2.84	2.53	12
In the year ended December 31, 2018, interest expense per boe and interest expense increased 12 percent and 14 percent, respectively, compared to 2017, due to the increase in market interest rates. The Company's effective interest rate in the year ended December 31, 2018 increased to 4.61 percent from 4.25 percent in 2017.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2018, 57 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.
Exhibit 16
Foreign Exchange Gain (Loss)

($ millions)	2018	2017	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	88.3	(39.3)	(325)
US dollar long-term debt maturities	(70.3)	54.6	(229)
Other	4.3	(0.6)	(817)
Unrealized gain (loss)
Translation of US dollar long-term debt	(254.2)	201.2	(226)
Other	(2.1)	(0.2)	950
Foreign exchange gain (loss)	(234.0)	215.7	(208)
The Company has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.41 billion of LIBOR loans and the issuance of US$1.45 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.86 billion and $1.58 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the year ended December 31, 2018, the Company recorded an unrealized foreign exchange loss of $254.2 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized gain of $201.2 million in 2017. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest for the year ended December 31, 2018 is attributable to a weaker Canadian dollar at December 31, 2018 as compared to December 31, 2017.

CRESCENT POINT ENERGY CORP.	12

Share-based Compensation Expense

($ millions, except per boe amounts)	2018	2017	% Change
Share-based compensation costs	53.7	74.0	(27)
Capitalized	(7.7)	(12.0)	(36)
Share-based compensation expense	46.0	62.0	(26)
Per boe	0.71	0.97	(27)
During the year ended December 31, 2018, the Company recorded share-based compensation costs of $53.7 million. The 27 percent decrease in the year ended December 31, 2018 was due to the decrease in the Company's share price and the impact on its share-based compensation plans. The Company recorded share-based compensation expense of $2.8 million related to an organizational restructuring in the year ended December 31, 2018.
During the year ended December 31, 2018, the Company capitalized share-based compensation costs of $7.7 million, a decrease of 36 percent from 2017. The decrease was primarily due to the decrease in total share-based compensation costs as noted above.
Exhibit 17
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors. Restricted shares are settled upon vesting, at the Company's discretion, in common shares or cash.
Under the Restricted Share Bonus Plan at December 31, 2018, the Company was authorized to issue up to 14,256,482 common shares (December 31, 2017 - 12,613,659 common shares). The Company had 3,241,684 restricted shares outstanding at December 31, 2018 (December 31, 2017 - 3,589,024 restricted shares outstanding).
As of the date of this report, the Company had 3,324,082 restricted shares outstanding.
Performance Share Unit Plan
The Company has a PSU Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. Based on underlying units prior to any effect of the performance multiplier, the Company had 2,246,314 PSUs outstanding at December 31, 2018 (December 31, 2017 - 4,460,046 PSUs outstanding).
As of the date of this report, the Company had 4,732,353 PSUs outstanding based on underlying units prior to any effect of the performance multiplier.
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 301,614 DSUs outstanding at December 31, 2018 (December 31, 2017 - 229,470 DSUs outstanding).
As of the date of this report, the Company had 313,142 DSUs outstanding.

CRESCENT POINT ENERGY CORP.	13

Stock Option Plan
In May 2018, the Company approved a Stock Option Plan for designated employees. The Options have a maximum term of seven years and vest on terms as determined by the Board of Directors. Share-based compensation expense is determined based on the estimated fair value of the stock options on the date of the grant. The Company had 2,048,115 stock options outstanding at December 31, 2018 (December 31, 2017 - nil) at a weighted average exercise price of $10.03 per share.
As of the date of this report, the Company had 2,048,115 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2018	2017	% Change
Depletion and depreciation	1,421.6	1,403.5	1
Amortization of exploration and evaluation undeveloped land	157.2	134.3	17
Depletion, depreciation and amortization	1,578.8	1,537.8	3
Impairment	3,705.9	203.6	1,720
Depletion, depreciation, amortization and impairment	5,284.7	1,741.4	203
Per boe, before impairment	24.28	23.94	1
Per boe	81.26	27.11	200
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment remained relatively consistent for the year ended December 31, 2018 compared to 2017.
During the year ended December 31, 2018 the Company recorded impairment expense of $3.71 billion on its development and production assets. The impairment charge reflects the estimated fair value of the Company's assets in the current macroeconomic environment facing Canadian oil and gas companies, including higher cost of capital, regulatory uncertainty and egress limitations, challenged acquisition and divestment markets and significant volatility in commodity prices and differentials. The value of the Company’s assets was estimated based on independent evaluator pricing, proved plus probable reserves and discount rates ranging from 15-18 percent. The impairment charge does not impact the Company's adjusted funds flow, adjusted net earnings from operations or the amount of credit available under our bank credit facilities. The impairment can be reversed in future periods up to the original carrying value less any associated DD&A, should there be indicators that the value of the assets has increased.
Exhibit 18

CRESCENT POINT ENERGY CORP.	14

Other Income (Loss)
The Company recorded other losses of $143.5 million in the year ended December 31, 2018 compared to other income of $27.8 million in 2017. The other losses in the year ended December 31, 2018 were comprised primarily of losses on capital dispositions and net unrealized losses on long-term investments. The other income in the year ended December 31, 2017 were comprised primarily of gains on capital dispositions, partially offset by unrealized losses on long-term investments.
Taxes

($ millions)	2018	2017	% Change
Current tax expense (recovery)	0.3	(1.7)	(100)
Deferred tax expense (recovery)	(938.8)	102.1	(1,019)
Current Tax Expense (Recovery)
In the year ended December 31, 2018, the Company recorded current tax expense of $0.3 million compared to a current tax recovery of $1.7 million in 2017. The current tax recovery of $1.7 million in the year ended December 31, 2017 was primarily comprised of investment tax credits earned through research and development expenditures on drilling and development activities. Refer to the Company's Annual Information Form for the year ended December 31, 2018 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the year ended December 31, 2018, the Company recorded a deferred tax recovery of $938.8 million compared to a deferred tax expense of $102.1 million in 2017. The deferred tax recovery in the year ended December 31, 2018 is primarily the result of the net loss before income tax in 2018, which resulted primarily due to the impairment expense recorded in the year.
The deferred income tax expense in the year ended December 31, 2017 was primarily due to the impact of the decrease in the U.S. federal corporate tax rate. On December 22, 2017, the United States government enacted the Tax Cuts and Jobs Act, significantly amending U.S. federal income tax provisions which apply to Crescent Point’s U.S. subsidiary, Crescent Point Energy U.S. Corp. (“CPEUS”). The most significant change impacting CPEUS was the reduction in the federal corporate income tax rate from 35% to 21%, effective January 1, 2018. In the fourth quarter of 2018, the United States government issued proposed regulations to the interest deductibility, base erosion minimum tax, and anti-hybrid rules.  Crescent Point does not expect these other amendments or proposed regulations to materially impact the Company’s ongoing provision for current income taxes. The impact of the legislation could differ from expectations, however, due to, among other things, changes in interpretations or assumptions or the announcement of any additional regulations or guidance relating to the legislation.
The deferred tax expense for 2017 also reflects the benefit from the decrease to the Saskatchewan corporate tax rate during the last six months of the year from 12% to 11.5%, as well as a benefit associated with a change in estimated future usable tax pools.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2018	2017	% Change
Cash flow from operating activities	1,748.0	1,718.7	2

Adjusted funds flow from operations (1)	1,741.2	1,728.8	1

Net income (loss)	(2,616.9)	(124.0)	2,010
Net income (loss) per share - diluted	(4.77)	(0.23)	1,974

Adjusted net earnings from operations (1)	234.6	100.0	135
Adjusted net earnings from operations per share - diluted (1)	0.43	0.18	139

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Cash flow from operating activities increased 2 percent to $1.75 billion in the year ended December 31, 2018, compared to $1.72 billion in 2017, due to the changes in adjusted funds flow from operations and fluctuations in working capital, transaction costs and decommissioning expenditures.

CRESCENT POINT ENERGY CORP.	15

Exhibit 19
Adjusted funds flow from operations increased to $1.74 billion in the year ended December 31, 2018 from $1.73 billion in 2017. The increase is primarily the result of the increases in operating netback and production volumes, partially offset by the realized hedging loss, interest, cash-settled share-based compensation and severance charges.
Exhibit 20
The Company reported a net loss of $2.62 billion in the year ended December 31, 2018, compared to a net loss of $124.0 million in 2017, primarily as a result of the increase in impairment expense, the foreign exchange loss on long-term debt and losses on dispositions, partially offset by the unrealized derivative gain, the increase in adjusted funds flow from operations and fluctuations in deferred taxes. In the year ended December 31, 2018, the Company recorded net loss per share - diluted of $4.77 compared to net loss per share - diluted of $0.23 in 2017, due to the same reasons discussed above.

CRESCENT POINT ENERGY CORP.	16

Exhibit 21
The Company reported adjusted net earnings from operations of $234.6 million in the year ended December 31, 2018 compared to adjusted net earnings of $100.0 million in 2017, primarily as a result of the increase in adjusted funds flow from operations, the decrease in equity-settled share-based compensation and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted increased 139 percent to $0.43 in 2018 compared to $0.18 in 2017, primarily due to the same reasons discussed above.
Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2018	2017	% Change
Accumulated dividends, beginning of year	7,408.6	7,210.9	3
Dividends declared to shareholders	198.5	197.7	—
Accumulated dividends, end of year	7,607.1	7,408.6	3

Accumulated dividends per share, beginning of year	31.80	31.44	1
Dividends declared to shareholders per share	0.36	0.36	—
Accumulated dividends per share, end of year	32.16	31.80	1
Dividends remained relatively consistent in the year ended December 31, 2018 compared to 2017.
On January 15, 2019, the Company announced a change to the dividend policy to a quarterly cash dividend of $0.01 per share.
Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	17

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued each period with the resulting gain or loss recorded in net income. At December 31, 2018, the investments were recorded at a fair value of $8.7 million which was $2.6 million more than the original cost of the investments.
Private Company
During the year ended December 31, 2018, the Company disposed of its common shares in a private oil and gas company. The investment was classified as financial assets at fair value through profit or loss and fair valued each period with the resulting gain or loss recorded in net income.
Other Long-Term Assets
At December 31, 2018, other long-term assets consist of $18.7 million related to the reclamation fund and $15.8 million of investment tax credits.
The reclamation fund in 2018 remained unchanged from 2017 due to $27.6 million of expenditures offset by contributions of $27.6 million. The expenditures related primarily to decommissioning work completed in Alberta, Saskatchewan and the United States.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2018, Crescent Point recorded $11.6 million (year ended December 31, 2017 - $12.9 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success being the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and/or competitive pricing.
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan and PSU Plan. The Company recorded $7.7 million (year ended December 31, 2017 - $7.5 million) relating to compensation of key management personnel and $11.3 million (year ended December 31, 2017 - nil) relating to executive severance as general and administrative expenses for the year ended December 31, 2018. Share-based compensation costs relating to compensation of key management personnel and severance were $22.6 million (year ended December 31, 2017 – $21.7 million) and $2.8 million (year ended December 31, 2017 - nil), respectively.
Capital Expenditures

($ millions)	2018	2017	% Change
Capital acquisitions (dispositions), net (1)	(340.5)	1.8	(19,017)
Development capital expenditures	1,769.8	1,812.1	(2)
Capitalized administration (2)	40.3	38.4	5
Corporate assets	7.7	4.2	83
Total	1,477.3	1,856.5	(20)

(1)	Capital acquisitions (dispositions), net represent total consideration for the transactions including net debt and acquired common shares and excludes transaction costs.

(2)	Capitalized administration excludes capitalized equity-settled share-based compensation.
Capital Acquisitions and Dispositions
Major Property Disposition
Southeast Saskatchewan Asset Disposition
In the year ended December 31, 2018, the Company completed the disposition of non-core assets in southeast Saskatchewan and southwest Manitoba for total proceeds of $213.4 million, resulting in a loss on capital disposition of $57.1 million. This disposition was completed with full tax pools and no working capital items.
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2018, the Company completed minor property acquisitions and dispositions including assets and associated liabilities held for sale at December 31, 2017 for total net proceeds of $127.1 million, resulting in a total loss on capital dispositions of $72.0 million. These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	18

Development Capital Expenditures
The Company's development capital expenditures in the year ended December 31, 2018 were $1.77 billion, compared to $1.81 billion in 2017. In 2018, 755 (605.4 net) wells were drilled and $233.6 million was spent on on facilities, land and seismic.
Crescent Point's budgeted capital expenditure guidance for 2019 is $1.20 billion to $1.30 billion, excluding any net land and property acquisitions.
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period 2003 through 2012. The goodwill balance as at December 31, 2018 was $244.0 million compared to $251.9 million at December 31, 2017. The decrease of $7.9 million is attributable to the southeast Saskatchewan asset disposition and other minor property dispositions.
Other Current Liabilities
At December 31, 2018, other current liabilities consist of $6.5 million related to the current portion of long-term compensation liability, $3.4 million related to a lease inducement, $2.6 million related to the estimated unrecoverable portion of building leases and $26.9 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2018, other long-term liabilities consist of $3.5 million of long-term compensation liability related to share-based compensation, $36.4 million related to a lease inducement and $8.4 million related to the estimated unrecoverable portion of building leases. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability decreased by $113.5 million during 2018 from $1.34 billion at December 31, 2017 to $1.23 billion at December 31, 2018. The liability was based on estimated undiscounted cash flows to settle the obligation of $1.29 billion.
Exhibit 23

CRESCENT POINT ENERGY CORP.	19

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2018	December 31, 2017
Net debt (1)	4,011.3	4,024.9
Shares outstanding	550,151,561	545,794,384
Market price at end of year (per share)	4.14	9.58
Market capitalization (1)	2,277.6	5,228.7
Enterprise value (1)	6,288.9	9,253.6
Net debt as a percentage of enterprise value	64	43
Adjusted funds flow from operations (1) (2)	1,741.2	1,728.8
Net debt to adjusted funds flow from operations (1)	2.3	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
At December 31, 2018, Crescent Point's enterprise value was $6.29 billion and the Company was capitalized with 36 percent equity compared to $9.25 billion and 57 percent at December 31, 2017, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2018 remained consistent at 2.3 times compared to December 31, 2017.
Exhibit 24

(1)	Includes cash of $15.3 million.

CRESCENT POINT ENERGY CORP.	20

Exhibit 25

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2021. Both of these facilities constitute revolving credit facilities and are extendible annually. As at December 31, 2018, the Company had approximately $1.99 billion drawn on bank credit facilities, including $8.0 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.62 billion including cash of $15.3 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.48 billion and Cdn$277.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.
The Company is in compliance with all debt covenants at December 31, 2018 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2018
Senior debt to adjusted EBITDA (1) (2)	3.5	2.2
Total debt to adjusted EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.42

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's budgeted capital expenditure guidance for 2019 is $1.20 billion to $1.30 billion, excluding any net land and property acquisitions, with average 2019 production forecast at 170,000 boe/d to 174,000 boe/d.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At December 31, 2018, Crescent Point had 550.2 million common shares issued and outstanding compared to 545.8 million common shares at December 31, 2017. The increase of 4.4 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
Normal Course Issuer Bid ("NCIB")
On January 23, 2019, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 38,424,678 common shares, or seven percent of the Company's public float, as at January 14, 2019. The NCIB commenced on January 25, 2019 and is due to expire on January 24, 2020.

CRESCENT POINT ENERGY CORP.	21

As of the date of this report, the Company has purchased, for cancellation, 1,284,400 common shares for total consideration of $5.0 million.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2018, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building, vehicle and equipment) (1)	35.3	64.5	54.3	194.5	348.6
Senior guaranteed notes (2)	156.9	486.7	767.0	843.1	2,253.7
Bank credit facilities (3)	108.2	2,128.7	—	—	2,236.9
Transportation commitments	16.3	24.8	22.7	26.2	90.0
Total contractual commitments	316.7	2,704.7	844.0	1,063.8	4,929.2

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $44.8 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2018. The current maturity date of the Company's facilities is June 10, 2021. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2018. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 - "Significant Accounting Policies" in the annual consolidated financial statements for the year ended December 31, 2018. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into CGUs, based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	22

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.

CRESCENT POINT ENERGY CORP.	23

In November 2015, the Province of Alberta released its Climate Leadership Plan which will impact businesses that contribute to carbon emissions in Alberta. The plan's four key areas include imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, and a 45 percent reduction in methane emissions by the oil and gas sector by 2025. Prior to 2023, the plan is expected to have a minimal impact on the Company's results of operations as less than 10% of the Company's total production is from properties located in Alberta and the carbon levy exemption is available for fuel that is used, flared, or vented in a production process and sold to a consumer for use in an oil and gas production process. The Company continues to monitor developments in this plan for periods after 2023 and will evaluate the expected impact on its results of operations.
On June 21, 2018, the Government of Canada brought into force a pan-Canadian approach to the pricing of greenhouse gas emissions under the Greenhouse Gas Pollution Pricing Act ("GGPPA"). Previously, the federal government provided all Canadian provinces and territories a year to introduce their own carbon pricing models of either a cap and trade program or a carbon tax meeting a prescribed standard. For provinces that have failed to do so, including Saskatchewan, the federal government will begin to levy its own carbon tax on a broad set of emission sources on April 1, 2019. The initial carbon tax is $20 per tonne of GHG emissions and will increase by $10 per tonne per year until it reaches $50 per tonne in 2022. The federal government also has a greenhouse gas emission reporting requirement under the Canadian Environmental Protection Act, 1999 ("CEPA") whereby facilities that emitted 10,000 tonnes or more of GHGs in 2018 must report their emissions to Environment and Climate Change Canada.
On January 31, 2019, the Supreme Court of Canada released its decision in Orphan Well Association v Grant Thornton Ltd., overturning earlier decisions of the Alberta Court of Queen's Bench and the Alberta Court of Appeal to hold that receivers and trustees can no longer avoid the Alberta Energy Regulator (AER) legislated authority to: (i) impose abandonment orders against licensees, or (ii) require a licensee to pay a security deposit before approving a transfer when such a licensee is subject to formal insolvency proceedings. As a result, any financial resources of a bankrupt licensee in Alberta will first be used to satisfy outstanding abandonment obligations in respect of its unproductive assets. Remaining amounts, if any, will then satisfy the claims of secured creditors in accordance with the Bankruptcy and Insolvency Act. As a result of a recent Supreme Court of Canada decision, the provincial regulation of environmental liabilities and associated decommissioning liability in the oil and gas industry may face substantial changes in the near future. There remains a great deal of uncertainty as to what regulatory measures will be developed by the provinces, either on a province-by-province basis or in concert with the federal government to address the Orphan Well Association v Grant Thornton Ltd. decision. The impact of any such regulatory measures on the Corporation is uncertain at this time.
Refer to the Company's Annual Information Form for the year ended December 31, 2018 for additional information on the Company's risk factors.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
In the current accounting period, the Company adopted the following changes to IFRS:

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The adoption of this amendment did not have a material impact on the valuation of its financial assets. The Company had previously early adopted IFRS 9 with a date of initial application of January 1, 2010 and the amendment to IFRS 9 which presented a new hedge accounting model.

•
IFRS 15 Revenue from Contracts with Customers - The Company reviewed contracts with customers for its major revenue streams and concluded that the adoption of IFRS 15 did not have a material impact on the consolidated financial statements. The adoption of IFRS required the Company to expand its disclosures in the notes to the consolidated financial statements, including the disaggregation of revenue streams by product type.

CRESCENT POINT ENERGY CORP.	24

In future accounting periods, the Company will adopt the following IFRS:
IFRS 16 Leases
IFRS 16 was issued January 2016 and replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases, where the Company is acting as a lessee. The adoption of IFRS 16 for lessees eliminates the dual classification model of leases as either operating leases or finance leases, effectively treating almost all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from recognition and will continue to be treated as operating leases. There is no significant impact from the adoption of IFRS 16 for lessors as the dual classification model of leases and the accounting for lessors remains virtually unchanged. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15. The standard is required to be adopted either retrospectively or using a modified retrospective approach.
On January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The Company has applied the following practical expedients permitted under the standard. Some of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets.

•	Account for leases with a remaining term of less than 12 months at January 1, 2019 as short-term leases;

•	Account for lease payments as an expense and not recognize a right-of-use ("ROU") asset if the underlying asset is of a lower dollar value; and

•	Use of the Company's previous assessment of impairment under IAS 37 for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.
The Company has completed a detailed assessment on the impact of the standard on the consolidated financial statements. A number of leases have been identified with the most significant impact being the recognition of lease obligations on operating leases for office space and the corresponding ROU assets. The lease liability is calculated as the present value of the remaining lease payments, discounted using the Company's borrowing rate on January 1, 2019. The Company will record accretion expense on the lease liability and depreciation expense on the ROU asset and the associated ROU asset will be measured as follows on a lease-by-lease basis:

•	The amount equal to the lease liability on January 1, 2019 with no impact on retained earnings: or

•
The balance on January 1, 2019 as if IFRS 16 had always been applied on the commencement of the lease, using the Company's borrowing rate on January 1, 2019 and with an impact on retained earnings calculated as the difference between the lease liability and the ROU asset values.

Adoption of the new standard will result in the recognition of lease liabilities of approximately $220.0 million.
Outstanding Common Shares Data
As of the date of this report, the Company had 549,327,416 common shares outstanding.

CRESCENT POINT ENERGY CORP.	25

Selected Annual Information

($ millions, except per share amounts)	2018	2017	2016
Oil and gas sales	3,887.5	3,303.9	2,548.5

Average daily production
Crude oil (bbls/d)	140,298	139,996	133,172
NGLs (bbls/d)	19,805	18,250	17,372
Natural gas (mcf/d)	108,376	106,599	103,321
Total (boe/d)	178,166	176,013	167,764

Net income (loss) (1)	(2,616.9)	(124.0)	(932.7)
Net income (loss) per share (1)	(4.77)	(0.23)	(1.81)
Net income (loss) per share - diluted (1)	(4.77)	(0.23)	(1.81)

Adjusted net earnings from operations (2)	234.6	100.0	88.5
Adjusted net earnings from operations per share (2)	0.43	0.18	0.17
Adjusted net earnings from operations per share – diluted (2)	0.43	0.18	0.17

Cash flow from operating activities	1,748.0	1,718.7	1,524.3

Adjusted funds flow from operations (2)	1,741.2	1,728.8	1,572.5

Adjusted working capital (deficiency) (2) (3)	(208.2)	(133.3)	(277.0)
Total assets	12,730.4	16,005.3	16,163.6
Total liabilities	6,117.6	6,842.4	6,572.4
Net debt (2)	4,011.3	4,024.9	3,677.1
Total long-term derivative liability	—	16.6	3.0

Weighted average shares - diluted (millions)	550.2	546.8	519.3

Capital expenditures (4)	1,477.3	1,856.5	1,399.9

Dividends declared	198.5	197.7	260.3
Dividends declared per share	0.36	0.36	0.50

(1)	Net income (loss) and net income (loss) before discontinued operations are the same.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liablity, less cash, accounts receivable, prepaids and deposits and long-term investments.

(4)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions and dispositions. Capital acquisitions and dispositions represent total consideration for the transactions including long-term debt, working capital assumed and acquired common shares, and excludes transaction costs.

Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2016 through 2018, primarily due to movement in the Cdn $ WTI benchmark price, fluctuations in corporate oil price differentials, numerous corporate and property acquisitions/dispositions and the Company's successful drilling program.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and net impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	26

Summary of Quarterly Results

	2018				2017
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	791.6	1,076.7	1,084.0	935.2	916.2	767.0	813.8	806.9

Average daily production
Crude oil (bbls/d)	140,281	134,146	145,532	141,312	140,544	139,254	140,878	139,303
NGLs (bbls/d)	20,210	22,257	17,934	18,775	19,437	18,811	17,658	17,061
Natural gas (mcf/d)	106,236	107,231	110,110	109,983	113,963	108,021	102,471	101,791
Total (boe/d)	178,198	174,275	181,818	178,418	178,975	176,069	175,615	173,329

Net income (loss)	(2,390.5)	30.5	(166.2)	(90.7)	(56.4)	(270.6)	83.6	119.4
Net income (loss) per share	(4.35)	0.06	(0.30)	(0.17)	(0.10)	(0.50)	0.15	0.22
Net income (loss) per share – diluted	(4.35)	0.06	(0.30)	(0.17)	(0.10)	(0.50)	0.15	0.22

Adjusted net earnings (loss) from operations (1)	(16.3)	84.8	102.7	63.4	(35.1)	33.7	39.5	61.9
Adjusted net earnings (loss) from operations per share (1)	(0.03)	0.15	0.19	0.12	(0.06)	0.06	0.07	0.11
Adjusted net earnings (loss) from operations per share – diluted (1)	(0.03)	0.15	0.19	0.12	(0.06)	0.06	0.07	0.11

Cash flow from operating activities	359.1	474.1	452.8	462.0	449.6	437.0	415.9	416.2

Adjusted funds flow from operations (1)	337.3	474.7	500.3	428.9	494.7	389.0	418.0	427.1

Adjusted working capital (deficiency) (2)	(208.2)	(139.9)	(90.4)	(339.8)	(133.3)	(259.1)	(171.6)	(202.0)
Total assets	12,730.4	15,948.9	16,174.7	16,481.6	16,005.3	15,945.1	16,419.2	16,568.8
Total liabilities	6,117.6	7,049.5	7,210.1	7,374.7	6,842.4	6,696.7	6,777.0	6,910.7
Net debt (1)	4,011.3	4,006.9	4,015.7	4,409.3	4,024.9	4,135.9	3,966.7	3,987.7
Total long-term derivative liability	—	17.9	35.3	17.4	16.6	8.8	—	—

Weighted average shares – diluted (millions)	550.2	551.1	551.0	548.4	546.9	546.2	546.1	546.2

Capital expenditures (3)	275.0	406.0	57.6	738.7	334.2	503.8	338.3	680.2

Dividends declared	49.4	49.8	49.7	49.6	49.5	49.4	49.4	49.4
Dividends declared per share	0.09	0.09	0.09	0.09	0.09	0.09	0.09	0.09

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(3)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions and dispositions. Capital acquisitions and dispositions represent total consideration for the transactions including long-term debt, working capital assumed and acquired common shares, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, non-core dispositions and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the fourth quarter of 2018 and third quarter of 2017, net recovery of PP&E recorded in the fourth quarter of 2017 and gains and losses on capital dispositions, along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, non-core dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	27

Fourth Quarter Review

•
Crescent Point achieved production averaging 178,198 boe/d in the fourth quarter of 2018, an increase of two percent from third quarter 2018. Strong fourth quarter production growth supported annual average production of 178,166 boe/d. Production in fourth quarter of 2018 was weighted 90 percent towards crude oil and liquids.

•
The decrease in WTI benchmark prices and wider Canadian oil differentials in the fourth quarter of 2018 negatively impacted cash flows and earnings. The Company's corporate crude oil differential relative to Cdn$ WTI for the fourth quarter of 2018 was $23.34 per bbl compared to $10.74 per bbl in third quarter 2018. As a result, adjusted funds flow from operations totaled $337.3 million in fourth quarter 2018, a decrease of 29 percent from third quarter 2018 and adjusted net loss totaled $16.3 million compared to adjusted net earnings of $84.8 million in third quarter 2018.

•	The Company realized cost improvements in Q4 2018, with lower G&A and operating expenses.

•
During the fourth quarter of 2018, the Company spent $278.4 million on drilling and development activities, drilling 172 (139.6 net) wells with a 99.6 percent success rate. Crescent Point also spent $28.8 million on land, seismic and facilities, for total development capital expenditures of $307.2 million.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2018.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2018, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2018 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2018, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2018 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2018. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2018 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.
Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

CRESCENT POINT ENERGY CORP.	28

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce emissions, the Company contributed to a climate change initiatives fund directed to environmental initiatives. To date, $65.3 million has been contributed towards emissions reduction and $51.2 million has been expended to reduce emissions and to meet and exceed provincial and federal targets. In 2018, the Company spent a total of $2.4 million on emissions reduction, primarily on upgrading facilities in Saskatchewan. These upgrades have reduced the Company's emissions, which continue to meet or fall below provincial and federal emission limits.
Outlook
Crescent Point's guidance for 2019 is as follows:

Production
Total average annual production (boe/d)	170,000 to 174,000
% Oil and NGLs	91%
Total capital expenditures ($ millions) (1) (2)	$1,200 to $1,300
Drilling and development (%)	90%
Facilities and seismic (%)	10%

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.

(2)	Based on US$50.00/bbl WTI, $0.75 US/CAD, MSW differential of ~US$8.75/bbl and WCS differential of ~US$18.00/bbl for 2019.
The Company is currently exploring further disposition opportunities, including certain upstream and infrastructure assets. Crescent Point will be disciplined and flexible during its divestiture process to ensure appropriate asset values are realized for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2018 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	29

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms "operating netback", "netback", “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "payout ratio", “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	2018	2017	% Change
Cash flow from operating activities	1,748.0	1,718.7	2
Changes in non-cash working capital	(37.2)	(18.7)	99
Transaction costs	5.1	3.7	38
Decommissioning expenditures	25.3	25.1	1
Adjusted funds flow from operations	1,741.2	1,728.8	1
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2018	2017	% Change
Net income (loss)	(2,616.9)	(124.0)	2,010
Amortization of E&E undeveloped land	157.2	134.3	17
Impairment	3,705.9	203.6	1,720
Unrealized derivative (gains) losses	(439.4)	163.6	(369)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	254.2	(201.2)	(226)
Unrealized loss on long-term investments	16.2	3.4	376
Gain on sale of long-term investments	(0.7)	—	—
Net (gain) loss on capital dispositions	129.1	(31.1)	(515)
Deferred tax relating to adjustments	(971.0)	(48.6)	1,898
Adjusted net earnings from operations	234.6	100.0	135
Payout ratio is calculated on a percentage basis as dividends declared divided by adjusted funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of adjusted funds flow from operations retained by the Company for capital reinvestment.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	30

The following table reconciles long-term debt to net debt:

($ millions)	2018	2017	% Change
Long-term debt (1)	4,276.7	4,111.0	4
Accounts payable and accrued liabilities	532.9	613.3	(13)
Dividends payable	16.5	16.8	(2)
Long-term compensation liability (2)	10.0	22.9	(56)
Cash	(15.3)	(62.4)	(75)
Accounts receivable	(322.6)	(380.2)	(15)
Prepaids and deposits	(4.6)	(4.5)	2
Long-term investments	(8.7)	(72.6)	(88)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(473.6)	(219.4)	116
Net debt	4,011.3	4,024.9	—

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	31

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's objective to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return;
● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow and the ability to fund dividends;

● Crescent Point’s 2019 average production and capital expenditure guidance;
● The Company's future disposition opportunities for certain upstream and infrastructure assets;
● Management's belief that the Company is well positioned to execute its business strategy;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● Expected adoption of new accounting policies.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (FASB) Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (IFRS).

CRESCENT POINT ENERGY CORP.	32

For the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

CRESCENT POINT ENERGY CORP.	33

Directors
Robert Heinemann, Chairman
Rene Amirault (4)
Peter Bannister (3) (4)
Laura Cillis (1) (2)
John Dielwart (6)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Francois Langlois (3) (4) (5)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Member effective March 7, 2019
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Derek Christie
Senior Vice President, Exploration and Corporate Development
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Scott Tuttle
Senior Vice President, Human Resources and Corporate Services
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	34